[Pro-Pharmaceuticals, Inc. letterhead]

189 Wells Avenue

Newton, Massachusetts 02459

(617) 559-0033

Mr. James B. Rosenberg	September 16, 2005
Senior Assistant Chief Accountant
Division of Corporation Finance – Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Rosenberg:

This letter responds to the questions presented to Dr. David Platt, Chief Executive Officer of Pro-Pharmaceuticals, Inc., in your letter dated August 26, 2005 concerning our Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”). For convenience, we have restated the applicable portion of each question and provided a response immediately below.

Question 1.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Please provide to us the following information for each of your major research and development projects in disclosure type format to allow us to address the adequacy of your disclosure. If you feel that the information is already disclosed, please point us to the specific locations within your document where each bullet is addressed:

•	The costs incurred during each period presented and to date on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates; and finally

•	The period in which material net cash inflows from significant projects are expected to commence.

Regarding the first point, if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding the second and third points, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Securities and Exchange Commission

September 16, 2005

RESPONSE:

For your convenience, we have attached as Exhibit 1 to this letter text in pertinent pages referred to below from Item 7 of the Form 10-K.

All of our research and development (“R&D”) activities to date are related to one project, referred to as DAVANAT in the Form 10-K, which is the sole project identified in “Research and Development Expenses” under “Results of Operations” for each period presented in the report (pp. 23 – 24). In future filings we will revise our overview in MD&A to read as follows:

“We currently have one drug candidate—DAVANAT—in clinical development. To commercialize our current (and future) drug candidates, we will be required to successfully complete pre-clinical studies and clinical trials to obtain regulatory approvals.”

When we begin the next substantial R&D project, we plan to disclose our R&D expenses on a project-by-project basis. Note the reference to future development of a “pipeline of additional drug candidates” in “Results of Operations” (p. 24).

The Form 10-K discloses the R&D costs incurred by period with respect to DAVANAT (pp. 23 – 24). In “Research and Development” for the 2003 fiscal year, we disclose that the increase in R&D costs related to the clinical trials begun that year, and, similarly, in the corresponding section for 2004 we disclose the increase in costs for Phase I incurred in that year (approximately $380,000) and that the “remainder” was for pre-clinical product development and costs related to clinical trials of DAVANAT. Vendor expenditures in 2004 (approximately $695,000) related to DAVANAT are disclosed under “Liquidity and Capital Resources” (p. 25).

To date we have divided our R&D costs for DAVANAT between those reasonably allocable to internal “overhead” expenses, and those paid to outside vendors we engage e.g., to perform pre-clinical experiments, manufacture product for clinical trials, and conduct clinical trials. We have itemized the components for the allocations in the Form 10-K (p. 23), but have not detailed the allocations. We did not provide such detail in this or prior reports because we had only one drug candidate and are still a relatively early stage company. We propose to continue our method of allocation, but in future reports to disclose (in tabular format by reporting period) the amounts in our discussion of R&D expenses that are allocable to internal “overhead” and for expenditures paid to vendors, and in the case of the latter with a “breakdown” of expenditures relative to pre-clinical activities and clinical trials. We also propose to clarify Item 7 in future reports so that the cross reference to Item 1 is stated in a manner to enable a reader to understand the uncertainties inherent in our business that make future projections and estimates difficult.

Securities and Exchange Commission

September 16, 2005

While DAVANAT is in clinical development, we believe that any estimates of future costs, anticipated completion dates or expectations as to timing of material net cash inflows are subject to numerous contingencies and uncertainties (e.g., number of clinical trials undertaken, number of patient participants, timing of patient recruitment, results of toxicity and efficacy testing, regulatory agency response to data submission reports, change in the regulatory environment, etc.) such that reasonable estimates cannot be provided. We believe that any estimate of future costs, completion dates or cash inflows that we might provide would require so many assumptions as to render it not meaningful to investors. Nonetheless, as our company develops allowing us to reduce the range of uncertainties, we intend to provide estimates where appropriate.

Question 2.

Notes to Consolidated Financial Statements, page F-8

9. Commitments and Contingencies, page F-19

Research and Development Commitments, page F-19

We note your inclusion of $1.463 million in “Clinical trial and related scientific contracts” in your Contractual Obligations Table on page 25. Please clarify for us how this obligation relates to the contracts described in this note. If it is related to these contracts also clarify why you did not disclose the dollar amounts of these obligations in this note.

Securities and Exchange Commission

September 16, 2005

RESPONSE:

Financial Accounting Standard 47 (“FAS 47”) states the requirements for reporting commitments and contingencies in financial statements. Footnote 9 (“Commitments and Contingencies”) to our financial statements contained in the Form 10-K meets the disclosure requirements of FAS 47. Attached as Exhibit 2 to this letter is the pertinent excerpt from FAS 47.

The line item “Clinical trial and related scientific contracts” in the Contractual Obligations Table in Item 7 (p. 25) goes beyond the FAS criteria in that it includes purchase obligations that are cancelable on 30 days notice or have a duration of less than one year and hence are not “unconditional purchase obligations,” as defined in FAS 47. We disclosed such additional purchase obligations in Item 7 for purposes of transparency. We propose in future filings to note in the Contractual Obligations Table in Item 7 that some commitments are cancelable or have short duration, thereby enabling readers to reconcile this table more readily with the “Commitments and Contingencies” footnote in the financial statements.

As requested in your letter, Pro-Pharmaceuticals, Inc. hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in response to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (617) 559-0033.

Sincerely,

/s/ Carl L. Lueders

Carl L. Lueders

Chief Financial Officer

Securities and Exchange Commission

September 16, 2005

Exhibit I

[Page 21 of the 2004 Form 10-K]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (in thousands, except share and per share data)

Overview

We are a development-stage company engaged in research and development of drug technologies to enable targeted delivery of chemotherapy drugs. We intend initially to “reformulate” existing widely used chemotherapies with our proprietary carbohydrate compounds. We believe our technology may increase the body’s tolerance to these toxic drugs by targeting the delivery directly to cancerous cells and increasing the efficacy, thereby creating a preferable treatment to existing oncology regimens. Our goal is to develop and commercialize a new generation of reformulated drugs. For additional information, please see “Item 1. Business — Business of Pro-Pharmaceuticals.”

All of our drug candidates are currently in pre-clinical and clinical development. To commercialize our drug candidates, we will be required to successfully complete pre-clinical studies and clinical trials to obtain regulatory approvals. We do not expect to file a New Drug Application (“NDA”) for a drug candidate before 2006, even if development of our drug candidates continues successfully. Any delay in obtaining or failure to obtain required approvals will materially adversely affect our ability to generate revenues from commercial sales relating to our drug candidates. We expect our sources of funding for the next several years to come from finance transactions.

*****

[Page 23 of the 2004 Form 10-K]

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003 (in thousands)

Research and Development Expenses. Research and development expenses were $3,042 in 2004 or an increase of 56% as compared to $1,950 incurred in 2003. Research and development expenses consist primarily of costs of clinical research organizations (CRO), clinical data management services, outsourcing product development to chemical research laboratories regulatory and medical consultants, drug manufacturing for clinical trials, salaries, stock based compensation and other personnel related expenses. Of the $1,092 increase, approximately $380 was due to Phase I clinical trials of DAVANAT®/5-FU and the remainder was due to drug manufacturing for clinical trials, pre-clinical product development and CRO costs primarily for Phase II clinical trials.

We began our Phase I clinical trial of DAVANAT® and DAVANAT®/5-FU in February 2003. Due to additional drug administration cycles, enrollment closed in January 2005. We completed the sixth and final cohort of the Phase I trial in March 2005 and expect to issue a report of the final clinical results in the second quarter of 2005. We initiated our Phase II clinical trial of DAVANAT®/5-FU colorectal cancer patients in January 2004, and are currently completing our negotiations and contracts with clinical sites. We expect to begin dosing patients in the second quarter of 2005 and expect Phase II to be completed in 2006. We continue to develop our pipeline of drug candidates. Accordingly, we expect that our research and development costs will increase in 2005 due to Phase II clinical trial of DAVANAT®/5-FU and preparation for Phase III combined with development of additional drug candidates.

*****

Securities and Exchange Commission

September 16, 2005

[Page 24 of the 2004 Form 10-K]

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002 (in thousands)

Research and Development Expenses. Research and development expenses were $1,950 in 2003, or 32% higher than the $1,483 incurred in 2002. The increase reflects the costs to initiate and conduct the Phase I clinical trial of DAVANAT®/5-FU, which began in February 2003. We expect the Phase I trial to be completed in 2005. In 2004, we began a concurrent Phase II clinical trial of DAVANAT®/5-FU. We are continuing to develop our pipeline of additional drug candidates. Accordingly, we expect that our research and development costs will continue to increase in 2004 and thereafter and could comprise a higher percentage of our annual expenditures.

*****

[Page 25 of the 2004 Form 10-K]

Liquidity and Capital Resources (in thousands)

Net cash used in operations increased to $6,333 in 2004, from $4,152 in 2003 and $2,983 in 2002, respectively. The increased use of cash in operations is primarily due to the impact of a full year’s research and management costs for the Phase I clinical trial of approximately $380, drug manufacturing for clinical trials, pre-clinical product development and CRO costs primarily for Phase II clinical trials of approximately $695.

Exhibit II

FAS 47 disclosure requirement in the Financial Statements is for unconditional purchase obligations.

FAS 47, Par. 6. “An unconditional purchase obligation is an obligation to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts). An unconditional purchase obligation that has all of the following characteristics shall be disclosed in accordance with paragraph 7 (if not recorded on the purchaser’s balance sheet) or in accordance with paragraph 10(a) (if recorded on the purchaser’s balance sheet):

a. Is non-cancelable, or cancelable only

(1) Upon the occurrence of some remote contingency or

(2) With the permission of the other party or

(3) If a replacement agreement is signed between the same parties or

(4) Upon payment of a penalty in an amount such that continuation of the agreement appears reasonably assured

b. Was negotiated as part of arranging financing for the facilities that will provide the contracted goods or services or for costs related to those goods or services (for example, carrying costs for contracted goods)

c. Has a remaining term in excess of one year”